LIABILITY INSURANCE ALLOCATION AGREEMENT

This Insurance Allocation Agreement (the "Agreement") is made as of December 18, 2003, by and among the Putnam Funds (the "Funds"), Marsh & McLennan Companies, Inc. ("MMC") and Putnam Investments LLC ("Putnam") acting on its own behalf and on behalf of Putnam Investment Management LLC (the "Investment Manager") and its other direct and indirect subsidiaries (individually hereinafter referred to as an "Affiliate" or collectively as "Affiliates").

WHEREAS, the Investment Manager acts as investment manager (or investment adviser and administrator) of the Funds and in such capacity participates in the application for and purchase of joint liability insurance policies for the protection of Putnam and its Affiliates and the Funds and may also from time to time participate in the handling and settlement of claims under such policies;

WHEREAS, the Funds, MMC, Putnam and the Affiliates have been named as joint insured parties ("Insureds") under joint mutual fund/investment advisor professional liability insurance policies and excess multi-line joint insurance policies and such other joint insurance policies (hereinafter referred to individually as a "Policy" and collectively as the "Policies") approved, from time to time, by the Funds' respective Boards of Trustees;

WHEREAS, the Funds and the Investment Manager entered into a letter of indemnity dated as of December 18, 2003 (the "Letter of Indemnity"), pursuant to which the Investment Manager agreed to indemnify and hold harmless the Funds against any and all loss, damage, liability and expense, including reasonable fees and expenses of counsel, arising out of the matters alleged in the Administrative Proceedings (as defined in the Letter of Indemnity), the Private Litigation (as defined in the Letter of Indemnity) or any proceedings or actions that may be threatened or commenced in the future by any person (including any regulatory authority) arising out of matters reasonably related to the Administrative Proceedings or the Private Litigation (any loss, damage, liability and expense reasonably related to the foregoing proceedings is hereinafter referred to as an "Indemnifiable Loss");

WHEREAS, certain of the parties hereto have heretofore entered into an Agreement dated as of January 21, 2003 providing for certain minimum coverages for the Funds, their Trustees and their officers (hereinafter referred to collectively as the "Fund Insureds");

WHEREAS, the parties desire to establish the criteria by which the amounts payable under the Policies shall be allocated among the parties to this Agreement and to provide for certain contingencies;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of two or more Insureds under the Policies for any period exceed the amount of insurance coverage available to pay such claims, or in the event that the aggregate recovery by two or more Insureds under the claims, or in the event that the aggregate recovery by two or more Insureds under the policies for any related claims is less that the aggregate loss incurred by the Insureds that gave rise to such claims, the following rules shall determine, as among the claimants, the allocation of the amounts payable under the Policies:

Such amounts shall be allocated as follows: (i) the first $15 million shall be allocated to any losses of the Fund Insureds, other than Fund Insureds who were directors or officers of MMC, Putnam or its Affiliates at any time after January 1, 1997 (the "Affiliated Fund Insureds") and
(ii) the balance shall be allocated first (A) on an equitable and proportionate basis among the Fund Insureds (other than the Affiliated Fund Insureds), MMC and Putnam and its Affiliates with respect to any losses of the Fund Insureds (other than the Affiliated Fund Insureds) and any losses (other than losses arising out of the proceedings that are the subject of the Letter of Indemnity) of MMC and Putnam and its Affiliates, and then (B) to MMC and Putnam and its Affiliates with respect to any losses arising out of the proceedings that are the subject of the Letter of Indemnity (including without limitation any Indemnifiable Losses paid by MMC and Putnam and its Affiliates to the Funds pursuant to the Letter of Indemnity).

As used in this Agreement, the terms "loss" and "losses" shall include and be limited to any covered loss, damage, judgment, settlement cost, legal or other expense or other cost which is covered under a Policy, but, with respect to the Funds, such terms shall not include any loss with respect to which payment has been made to the Funds pursuant to the Letter of Indemnity. The aforesaid allocation shall not adversely affect the rights of any insured person or entity entitled to make a claim under the Policies who is not a party to this Agreement, including, without limitation, the individual directors and others of MMC, Putnam or its Affiliates. In the event that any party to this Agreement receives payment of any insurance claim in contravention of the allocation priorities established herein, whether or not ascertainable at the time of such receipt, such party shall on demand promptly pay such amount over to the parties entitled to such payment under the terms of this Agreement.

2. In the event that insurance coverage under any Policy shall be denied for any claim of loss made by any Fund Insureds (other than the Affiliated Fund Insureds) based on any alleged misrepresentation made by MMC, Putnam and/or its Affiliates in connection with the application for such Policy or other alleged improper conduct by MC, Putnam and/or its Affiliates or any director, officer or employee thereof, then MMC, Putnam and its Affiliates will be responsible, jointly and severally, for payment of such loss. The defense of any claim pertaining to any such loss shall be conducted in accordance with the procedural provisions of the Letter of Indemnity.

3. To the extent that any amounts payable under the Policies are paid to any current or former director, trustee, officer or employee of MMC, Putnam and/or its Affiliates on account of losses incurred by such person in connection with proceedings or actions that are the subject of the Letter of Indemnity, with the result that the amounts payable under the Policies that are paid to any individual Fund Insured other than (other than the Affiliated Fund Insureds) are insufficient to cover fully all loss incurred by such person in connection with the aforesaid proceedings or actions, then MMC, Putnam and its Affiliates will be responsible, jointly and severally, for payment of such loss.

4. In the event that MMC, Putnam or its Affiliates pay any Indemnifiable Losses of the Funds pursuant to the Letter to Indemnity that would otherwise constitute claims that the Funds would be entitled to assert under the Policies, then upon request by MMC or Putnam and its Affiliates, the Funds shall assign their interest in such claims to MMC or Putnam and its Affiliates, as the case may be. Such assigned claims shall be subordinated as provided in clause (ii)(B) of the second paragraph of Section 1 above.

5. This Agreement shall be effective as to any and all Policies now or heretofore in effect and may be terminated only by mutual agreement of the parties. This Agreement supersedes all prior agreements dealing with the subject matter hereof. This Agreement shall survive the termination of any management contract between any Fund and the Investment Manager.

6. The Funds are organized as Massachusetts business trusts, and this Agreement is not binding upon any of the trustees or holders of shares of beneficial interest of any such trust individually, but shall bind only the assets and property of such Funds.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their officers, as appropriate, hereunto duly authorized all as of the day and year first above written.

                           The Putnam Funds

                           By: /s/ Charles E. Porter, Executive Vice
                           President

                           Marsh & McLennan Companies, Inc.

                           By: /s/ William L. Rosoff

                           Putnam Investments, LLC
                           on behalf of itself and each of its Affiliates

                           By: /s/ Gordon H. Silver, Senior Managing
                           Director